news release

ArcelorMittal Luxembourg enters into agreement to divest its interest in Enovos International SA

Luxembourg, 10 May 2012  – ArcelorMittal announces that it has entered into an agreement to divest its 23.48% interest in Enovos International SA to a fund managed by AXA Private Equity for a purchase price of EUR 330 million. This agreed transaction is in line with the declared Group strategy of selective divestment of non-core assets.

The purchase price is split with EUR 165 million payable at closing, with the remaining portion deferred for up to two years.  Interest will accrue on the deferred portion.  Closing of the transaction is subject to customary closing conditions and is expected to occur prior to June 30, 2012.

AXA Private Equity is a diversified private equity firm with $28 billion of assets managed or advised. The firm has an international reach with nine offices in Paris, Frankfurt, London, New York, Singapore, Milan, Zurich, Vienna and Luxembourg.

Enovos International was formed through the merger of three companies in 2009. As an independent energy company in the northern European market, Enovos International’s mission is to procure, transmit and distribute electricity, natural gas and renewable energies to municipal suppliers, industry and private households.

The remaining shareholders in Enovos International are E-On (10.00%), RWE (18.36%), Electrabel GDF Suez (4.71%), the Grand Duchy of Luxembourg (25.44%), Société Nationale de Crédit et d’Investissement Luxembourg (“SNCI”) (10.01%) and Ville de Luxembourg (8.00%).